Exhibit (h)(4)(ii)

February 1, 2008

Natixis Funds Trust I

Loomis Sayles Funds II

399 Boylston Street

Boston, MA 02116

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Funds listed below) through January 31, 2009 to the extent that the total annual fund operating expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
February 1, 2008 through January 31, 2009:

Loomis Sayles Core Plus Bond Fund*	0.90% for Class A shares
1.65% for Class B shares
1.65% for Class C shares
0.65% for Class Y shares

February 29, 2008 through January 31, 2009:

Loomis Sayles High Income Fund	0.90% for Class Y shares

*	The expense caps above account for advisory administration fees payable to Natixis Asset Management Advisors, L.P. Loomis Sayles and Natixis Asset Management Advisors, L.P. have agreed to equally bear the waiver.

With respect to each Fund, Loomis Sayles shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trusts affected.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds’ agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Kevin Charleston
Name: Kevin Charleston Title: Chief Financial Officer

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